

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAR 0 1 2002

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated February 28, 2002.

Item 1

Thursday February 28, 1:49 pm Eastern Time
Press Release

SOURCE: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Announces Nine Months Results of 2001

NETANYA, Israel, Feb. 28 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - news) today reported a 142% increase in revenues for the nine months ended September 30, 2001 to $6.6 million, up from $2.7 million in the same period last year. The Company's net loss for the nine months ended September 30, 2001 declined to $2.3 million (or $0.17 per share) from $5.2 million (or $0.40 per share) in the same period last year.

The Company reported a gross profit of $0.8 million for the nine months ended September 30, 2001, as compared with a gross loss of $1.1 million in the same period last year, mainly due to the increase in revenues, improved margins from new projects and the reduction in fixed costs of its cost of revenues.

For the nine-months ended September 30, 2001, selling, general and administrative expenses decreased by 4% to $2.8 million as compared with $2.9 million in the 2000 nine-month period. Financial expenses for the nine- months ended September 30, 2001 decreased by 87% to $0.1 million as compared with $0.7 in the same period last year, mainly due to the reduction of interest rates and the devaluation of the NIS against the dollar.

As a result of the losses incurred in 2001, the Company is presently not in compliance with Nasdaq's current quantitative continued listing standards and certain more stringent standards that will become effective November 1, 2002. Management is evaluating what steps the Company may take to satisfy such standards.

Commenting on the nine month results, RADA's C.E.O., Adar Azancot, said, ``We are very encouraged with the continued improvement in our results, which reflects our expected progress within the turnaround plan that was established three years ago. We strongly believe that we will continue to record substantial growth in 2002 and 2003."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are ``forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

For further information, please contact Adar Azancot, C.E.O of RADA Electronic Industries Ltd., +011-972-9-8921109.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands, except per share data

	(Unaudited) September 30, 2001	(Audited) December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$75	$20
Trade receivables	626	894
Other receivables and prepaid expenses	146	687
Costs and estimated earnings in excess of billings on uncompleted contracts	271	192
Inventories	1,666	1,641
Total current assets	2,784	3,434
Inventories in excess of amounts expected to be sold currently	249	347
Long-term receivables	873	911
Property and equipment, net	7,257	8,015
Other assets	4,328	4,662
	$15,491	$17,369

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands, except per share data

	(Unaudited) September 30, 2001	(Audited) December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term credits	$6,623	$5,581
Current maturities of long-term debt	18	43
Trade payables	818	1,020
Other liabilities and accrued expenses	2,616	2,924
Unearned income	2,324	2,408
Billings in excess of costs and estimated earnings on uncompleted contracts	243	126
Total current liabilities	12,642	12,102
Long-term debt - net of current maturities	--	8
Accrued severance pay, net	414	433
Minority interests	693	757
Shareholders' equity		
Share capital -		
Issued and outstanding - 13,816,839 shares (September 30, 2001)	103	103
Additional paid-in capital	56,646	56,646
Accumulated deficit	(55,007)	(52,680)
Total shareholders' equity	1,742	4,069
	$15,491	$17,369

1079562.1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands, except per share data
(Unaudited)

	Three-month period Ended September 30,		Nine-month period Ended September 30,	
	2001	2000	2001	2000
Revenues	$1,701	$1,209	$6,641	$2,741
Costs of revenues	1,684	1,313	5,805	3,797
Gross profit (loss)	17	(104)	836	(1,056)
Research and development expenses	133	250	313	616
Selling, general and administrative expenses	900	807	2,818	2,929
Operating loss	(1,016)	(1,161)	(2,295)	(4,601)
Financing expenses, net	42	297	96	716
Other income	--	26	--	49
	(1,058)	(1,432)	(2,391)	(5,268)
Minority interest	25	19	64	49
Net loss	$(1,033)	$(1,413)	$(2,327)	$(5,219)
Basic and diluted net loss per share	$(0.08)	$(0.10)	$(0.17)	$(0.40)
Weighted average number of ordinary shares outstanding (in thousands)	13,817	13,810	13,817	12,952

SOURCE: RADA Electronic Industries Ltd.

1079562.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)



By:____________________________
Herzle Bodinger, Chairman

Date: February 28, 2002